MANAGEMENT FEE WAIVER AGREEMENT

This Agreement, is dated as of the 27th day of April, 2015, between Jackson Variable Series Trust (the “Trust”), on behalf of the JNL/T. Rowe Price Capital Appreciation Fund (the “Fund”), and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Fund, and the Adviser.

Whereas, T. Rowe Price Associates, Inc. (“T. Rowe Price”) has been appointed the sub-adviser of the Fund pursuant to an Investment Sub-Advisory Agreement among the Trust, the Adviser and T. Rowe Price (the “Sub-Advisory Agreement”).

Whereas, T. Rowe Price would like the flexibility to gain exposure to the floating rate loan asset class through investments in the T. Rowe Price Institutional Floating Rate Fund (the “Floating Rate Fund”) and T. Rowe Price has received a no-action letter from the staff of the Securities and Exchange Commission that allows mutual funds that retain T. Rowe Price as sub-adviser to invest a portion of such fund’s assets in shares of other T. Rowe Price-sponsored funds.

Whereas, T. Rowe Price has agreed that the net asset value of shares of the Floating Rate Fund held in the Fund’s portfolio would be excluded from the Fund’s total assets in calculating the sub-advisory fees payable to T. Rowe Price by the Adviser, which will result in a reduction in the fees payable to T. Rowe Price (the “Sub-Advisory Fee Waiver”).

Whereas, the Adviser and T. Rowe Price agree that if the Fund invests in the Floating Rate Fund, there would be no duplicative investment management fees charged on the Fund’s assets invested in the Floating Rate Fund.

Whereas, the Trust, on behalf of the Fund, and the Adviser desire to enter into the arrangements described herein relating to the advisory fee of the Fund.

Now, therefore, the Trust, on behalf of the Fund, and the Adviser hereby agree as follows:

1.           The Adviser hereby agrees to waive, for the Fund, the portion of its advisory fee equal to the Sub-Advisory Fee Waiver.

2.           The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.           The Adviser understands and intends that the Fund will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Fund to do so.

4.           This Agreement shall remain in effect so long as the Sub-Advisory Agreement remains in effect, but may be changed, waived, discharged or terminated only by an instrument in writing approved by the Board of Trustees.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Jackson variable Series Trust		Jackson National Asset Management, LLC

By:	/s/ Angela R. Burke	By:	/s/ Mark D. Nerud
Name:	Angela R. Burke	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President & Chief Executive Officer